[K&S Letterhead]

Via EDGAR

May 13, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel, Office of

Mergers and Acquisitions

Re:	Belk, Inc.
Amendment No. 1 to Schedule TO-I/13E-3
Filed May 7, 2014
File No. 005-54017

Dear Mr. Orlic:

We are providing, on behalf of Belk, Inc. (“Belk” or the “Company”), the response of the Company to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 8, 2014. To assist in your review, we have included the staff’s comments below.

In addition, we are transmitting via EDGAR Amendment No. 2 to the Schedule TO-I/13E-3 (the “Schedule TO”). The Schedule TO has been amended in response to the staff’s comments as noted below.

Do Belk insiders have any material interest in the transaction?, page vi

1.	We note your response to prior comment 1. Please confirm that inquiry was made as to whether or not any executive officer or director currently intends to tender securities owned or held by that person, within a reasonable period of time prior to filing. The response indicates that the inquiry was made a month prior to filing.

Response to Comment 1:

In response to the staff’s comment, we confirm that on May 9, 2014, the Company has made an additional inquiry as to whether or not any executive officer or director currently intends to tender securities owned or held by that person. We have amended the Schedule TO to include the updated information.

Assumptions, page 16

2.	We note the response to prior comment 7. The response does not address the “pro forma statements or adjustments” and “budgets” that were provided to Willamette. Please direct us

Securities and Exchange Commission

May 13, 2014

to where those figures have been disclosed. Furthermore, we believe that the projections, “pro forma statements or adjustments” and “budgets” are material to security holders. These figures appear to form the basis of one of the primary analyses performed by the board of directors in authorizing the transaction and evaluating its fairness to unaffiliated security holders as required by Item 1014(a) of Regulation M-A. Please disseminate this material to holders of the Class B common stock. See Rule 13e-3(f)(2).

Response to Comment 7:

In response to the staff’s comment, we confirm that the only information provided to Willamette was the financial projections for fiscal years 2015 through 2017 that are included as an exhibit to the appraisal filed as Exhibit (a)(7) to the Schedule. There were no additional “pro forma statements or adjustments” or “budgets” provided. In addition, we confirm that the Company is disseminating to its security holders the appraisal by Willamette that includes the financial projections.

In connection with responding to the staff’s comments, the Company has directed us to acknowledge, on its behalf, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (404) 572-2729 with any questions concerning this letter. In addition, we request that you advise us when the staff has completed its review of the filing.

Very truly yours,

/s/ Laura O. Hewett

Laura O. Hewett

cc:	Mr. Ralph Pitts
Mr. John D. Capers, Jr.